FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 8/25/2010

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(352) 4661-11-3815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing market that Ternium completes acquisition of controlling interests in steel companies in Colombia and Panama.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 25, 2010

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Completes Acquisition of Controlling Interests in Steel Companies in Colombia and Panama

Luxembourg, August 25, 2010 – Ternium S.A. (NYSE: TX) announced today that it has completed its previously announced acquisition of a 54% ownership interest in Colombia-based Ferrasa through a capital contribution in the amount of US$74.5 million.  Following the application of part of the proceeds of this capital contribution to repay financial debt, Ferrasa will have consolidated financial debt of approximately US$131 million.

Ferrasa has a 100% ownership interest in Sidecaldas, Figuraciones and Perfilamos del Cauca.  These companies have combined annual sales of approximately 300,000 tons, including a long steel making and rolling facility with annual production capacity of approximately 140,000 tons.

Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá for US$0.5 million.  Ferrasa Panamá is a long steel products processor and distributor based in Panama.

Through these investments Ternium is expanding its business and commercial presence in Colombia, a country that is experiencing significant growth, as well as in Central America.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.